File: 082-04144

December 10, 2002

Re: Rule 12g3-2(b) – Submission by Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, the convenience translation of the financial statements of Anadolu Efes Biracılık ve Malt Sanayii A.Ş. as of and for the period ending 30.09.2002 prepared in accordance with the requirements of the Capital Markets Board of Turkey.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Volkan Harmandar
Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

dlw 12/20

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

===

DETAILED FINANCIAL STATEMENTS

FOR THE INTERIM ACCOUNTING PERIODS JANUARY 1 - SEPTEMBER 30, 2002

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish)

(Convenience Translation of a Report and Financial Statements Originally issued in Turkish)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

DETAILED BALANCE SHEET

ASSETS (million TL)	30.09.2002	30.09.2001
I. CURRENT ASSETS	**198,831,448**	**128,697,464**
A. Cash & Banks	24,294,919	12,856,747
1. Cash	7,184	2,354
2. Banks	24,287,620	12,854,309
3. Other Liquid Assets	115	84
B. Marketable Securities	256,140	187,580
1. Equities	0	0
2. Private Sector Bonds,Notes&Bills	0	0
3. Public Sector Bonds,Notes&Bills	0	0
4. Other Marketable Securities	256,140	187,580
5. Provision for Securities Value Loss (-)	0	0
C. Short Term Trade Receivables	112,334,888	56,245,306
1. Customers	110,903,378	55,809,065
2. Notes Receivables	1,601,348	444,787
3. Deposits & Guarantees	0	401
4. Other Short Term Trade Receivables	627,151	575,157
5. Provision for Discount of Receivables	(181,602)	(13,915)
6. Provision for Doubtful Receivables (-)	(615,387)	(570,189)
D. Other Short Term Receivables	19,458,746	20,794,372
1. Receivables from Shareholders	7,514,995	7,788,355
2. Receivables from Participations	0	6,833,997
3. Receivables from Affiliated Companies	4,121,673	6,074,664
4. Other Short Term Receivables	7,822,078	97,356
5. Provision for Discount of Receivables	0	0
6. Provision for Doubtful Receivables (-)	0	0
E. Inventories	38,427,143	34,806,258
1. Raw Materials	15,990,632	19,505,644
2. Work in Process	7,323,930	4,154,824
3. Semi-Finished Goods	4,805,478	4,661,435
4. Finished Goods	6,675,349	4,006,176
5. Merchandise	189,367	160,942
6. Other Inventories	3,157,423	1,951,914
7. Provision for Inventory Value Loss (-)	0	0
8. Order Advances Given	284,964	365,323
F. Other Current Assets	4,059,612	3,807,201
II. LONG TERM ASSETS	**285,498,667**	**228,472,098**
A. Long Term Trade Receivables	9,214,844	6,517,780
1. Customers	9,150,368	6,287,715
2. Notes Receivables	61,700	0
3. Deposits & Guarantees	27,114	230,065
4. Other Long Term Trade Receivables	0	0
5. Provision for Discount of Receivables (-)	(24,338)	0
6. Provision for Doubtful Receivables (-)	0	0
B. Other Long Term Receivables	0	3,037,332
1. Receivables from Shareholders	0	0
2. Receivables from Participations	0	0
3. Receivables from Affiliated Companies	0	3,037,332
4. Other Long Term Receivables	0	0
5. Provision for Discount of Receivables	0	0
6. Provision for Doubtful Receivables (-)	0	0
C. Long Term Financial Assets	168,724,614	137,334,175
1. Non-Marketable Securities	0	0
2. Provision for Securities Value Loss (-)	0	0
3. Participations	26,155,216	42,233,926
4. Capital Commitments to Participations (-)	0	0
5. Provision for Participations Value Loss (-)	0	0
6. Affiliated Companies	126,137,369	94,904,535
7. Capital Commitments to Affiliated Co. (-)	0	0
8. Provision for Affiliated Co. Value Loss (-)	0	0
9. Other Long Term Financial Assets	16,432,029	195,714
D. Net Fixed Assets	103,324,537	79,183,104
1. Land	218,058	215,766
2. Land Improvements	7,117,980	5,195,250
3. Buildings	75,712,482	54,823,621
4. Machinery,Plant & Equipment	113,965,051	85,077,791
5. Vehicles	800,392	807,153
6. Fixtures & Fittings	57,674,529	31,916,376
7. Other Tangible Fixed Assets	0	0
8. Accumulated Depreciation (-)	(153,571,966)	(102,805,723)
9. Investment in Progress	463,699	3,656,124
10. Order Advances Given	944,312	296,746
E. Intangible Assets	568,406	391,395
1. Foundation & Organization Assets	0	0
2. Rights	257,073	107,273
3. Capitalized Expenses of R&D	0	0
4. Other Intangible Fixed Assets	0	17,674
5. Advances Given	311,333	266,448
F. Other Long Term Assets	3,666,266	2,008,312
TOTAL ASSETS	484,330,115	357,169,562

The accompanying notes are an integral part of these balance sheets.

(Convenience Translation of a Report and Financial Statements Originally issued in Turkish)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

DETAILED BALANCE SHEET

LIABILITIES (million TL)	30.09.2002	30.09.2001
I. SHORT TERM LIABILITIES	**269,202,121**	**201,523,004**
A. Financial Debt	158,457,735	134,616,404
1. Bank Loans	8,755,192	15,154,185
2. Current Installment & Int.of Long Term Loans	149,702,543	119,462,219
3. Current Installment & Int.of Long Term Bonds	0	0
4. Notes & Commercial Bills	0	0
5. Other Financial Loans	0	0
B. Trade Payables	47,552,545	33,122,435
1. Suppliers	24,151,628	17,655,808
2. Notes Payable	0	0
3. Deposits & Guarantees	23,371,871	15,348,712
4. Other Trade Payables	29,046	117,915
5. Provision for Discount of Payables (-)	0	0
C. Other Short Term Payables	22,166,428	19,942,612
1. Payables to Shareholders	31,286	42,941
2. Payables to Participations	0	0
3. Payables for Affiliated Companies	0	0
4. Expenses Payable	0	0
5. Taxes, Duties & Deductions Payable	21,610,229	19,536,620
6. Deferred Official Liabilities	0	0
7. Other Short Term Payables	524,913	363,051
8. Provision for Discount of Payables (-)	0	0
D. Advances	32,447	0
E. Provisions	40,992,966	13,841,553
1. Provision for Taxes	15,587,280	0
2. Other Provisions	25,405,686	13,841,553
II. LONG TERM LIABILITIES	**48,864,611**	**50,756,889**
A. Financial Debt	25,297,969	34,723,660
1. Bank Loans	25,297,969	34,723,660
2. Bonds Issued	0	0
3. Other Dept Instruments Issued	0	0
4. Other Financial Loans	0	0
B. Trade Payables	3,612,531	1,963,634
1. Suppliers	3,612,531	1,963,634
2. Notes Payable	0	0
3. Deposits & Guarantees	0	0
4. Other Trade Payables	0	0
5. Provision for Discount of Payables (-)	0	0
C. Other Long Term Payables	9,132,285	6,306,516
1. Payables to Shareholders	0	0
2. Payables to Participations	0	0
3. Payables for Affiliated Companies	0	0
4. Deferred Official Liabilities	7,916	18,801
5. Other Long Term Payables	9,124,369	6,287,715
6. Provision for Discount of Payables (-)	0	0
D. Term Advances	0	0
E. Provisions	10,821,826	7,763,079
1. Redundancy Provisions	10,821,826	7,763,079
2. Other Provisions	0	0
III. SHAREHOLDER'S EQUITY	**166,263,383**	**104,889,669**
A. Paid-In Capital	50,167,475	50,167,475
B. Capital Committments	0	0
C. Share Premium	0	0
D. Revaluation Fund	87,012,131	58,114,740
1. Of Fixed Assets	79,297,941	50,930,565
2. Of Participations	7,714,190	7,184,175
3. Of Participations Market Value	0	0
E. Reserves	14,382,201	13,946,249
1. Legal Reserves	3,746,750	3,746,750
2. Statutory Reserves	0	0
3. Special Reserves	0	0
4. Extraordinary Reserves	10,168,572	10,168,572
5. Fund of Cost Increase	466,879	30,927
6. Capital Gains to be Added to Capital	0	0
7.Other Reserves	0	0
F. Current Year Income	28,862,996	0
G. Current Year Loss (-)		(17,338,795)
H. Accumulated Profit (Loss)	(14,161,420)	0
1......Year Loss	0	0
2......Year Loss	(14,161,420)	0
TOTAL LIABILITIES&SHAREHOLDER'S EQUITY	484,330,115	357,169,562

The accompanying notes are an integral part of these balance sheets.

(Convenience Translation of a Report and Financial Statements Originally issued in Turkish)

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.

DETAILED STATEMENT OF INCOME (million TL)	30.09.2002	30.09.2001
A. Gross Sales	356,648,088	269,415,698
1. Domestic Sales	331,487,355	251,509,537
2. Exports	16,047,255	12,830,661
3. Other Sales	9,113,478	5,075,500
B. Deductions from Sales	(112,068,836)	(83,609,551)
1. Sales Returns (-)	(58,888)	(48,912)
2. Sales Discounts (-)	(250,221)	(197,403)
3. Other Returns (-)	(111,759,727)	(83,363,236)
C. Net Sales	**244,579,252**	**185,806,147**
D. Cost of Goods Sold	(131,493,367)	(92,001,086)
GROSS PROFIT	**113,085,885**	**93,805,061**
E. Operating Expenses	(42,775,590)	(29,000,579)
1. Research & Development Expenses	(270,144)	(125,536)
2. Marketing, Sales & Dist. Exp.	(18,680,164)	(11,325,564)
3. General Administrative Expenses	(23,825,282)	(17,549,479)
OPERATING PROFIT BEFORE INTEREST	**70,310,295**	**64,804,482**
F. Income From Other Operations	31,508,919	45,861,685
1. Dividends from Participations	0	4,318,527
2. Dividends from Affiliated Companies	14,617,281	96,608
3. Interest & Other Income	6,536,923	10,625,916
4. Other Operating Income	10,354,715	30,820,634
G. Expenses From Other Operations	(8,095,180)	(12,773,050)
H. Financial Expenses	(38,249,964)	(115,332,159)
1. Short Term Financial Expenses	(31,077,964)	(66,290,628)
2. Long Term Financial Expenses	(7,172,000)	(49,041,531)
PROFIT (LOSS) BEFORE EXTR. ITEMS & TAX	**55,474,070**	**(17,439,042)**
I. Extraordinary Income	467,777	331,331
1. Reversal of Provisions	0	0
2. Previous Year's Revenues	1,511	0
3. Other Extraordinary Revenues	466,266	331,331
J. Extraordinary Expense and Losses	(11,491,571)	(231,084)
1. Idle Division Expenses and Losses	(1,028,558)	(172,491)
2. Previous Year's Expenses and Losses	(2,199)	(2,484)
3. Other Extraordinary Expenses and Losses	(10,460,814)	(56,109)
PROFIT (LOSS) BEFORE TAX	**44,450,276**	**(17,338,795)**
K. Tax	(15,587,280)	0
NET PROFIT (LOSS) AFTER TAX	**28,862,996**	**(17,338,795)**

The accompanying notes are an integral part of this Income Statement

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Currency in million TL unless otherwise stated

ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

NOTES TO THE BALANCE SHEETS AS OF SEPTEMBER, 2002:

1- Company's Activities: Production and selling of beer and malt

2- Shareholders with Shareholdings Equal or Higher Than 10%:

Shareholders	Percentage	Share Amount
Yazıcılar Holding A.Ş.	29.19	14,643,732
Özilhan Sınai Yatırım A.Ş.	17.03	8,544,925
Anadolu Endüstri Holding A.Ş.	8.69	4,360,925
Public and other	45.09	22,617,893
TOTAL	**100.000**	**50,167,475**

3- There are no privileges of share certificates representing the share capital.

4- Registered Share Capital Ceiling:

The registered share capital ceiling is 200.000.000 TL

5- The capital increases executed in the period and sources: **None**

6- Marketable Securities other than the share certificates issued during the year: **None**

7- Marketable Securities (Borrowing) Redeemed in Current Period: **None**

8- The movements of fixed assets in the current period:

a) The cost of the fixed material assets purchased, produced or constructed: **17,423,995**

b) The cost of the fixed assets sold and scrapped: **2,152,781**

c) Revaluation increases that occurred in the current period: **30,250,103**

- Fixed-asset costs (+): **57,211,036**

- Accumulated depreciation (-): **26,960,933**

d) Details of the construction in progress as to nature, amount carried at the balance sheet, beginning and ending date and percentage of completion as of September, 2002:

Currency in million TL unless otherwise stated

The Description of the Investment	Carrying Value	Approximate Investment Value	Starting Date	Ending Date	Percentage of Completion
Non-oxygenated water reservoir system	283,965	312,361	25.09.2002	30.11.2002	90
Filling Label	67,786	75,000	12.04.2002	31.12.2002	90
Handle attaching	16,403	400,000	01.07.2002	31.12.2002	4
Fan System	30,007	39,000	14.08.2002	31.12.2002	77
Condensation Tank	4,480	5,000	19.09.2002	30.11.2002	90
Main cleansing entrance sifter:	28,605	33,605	01.09.2002	31.12.2002	85
Other	32,452	52,000			
TOTAL:	463,699	916,966			

9- Total amount of the investment allowances that will be utilized in the current and future periods: **The utilized investment reduction as of September 30, 2002 is 11,216,785 TL, and there are no investment allowance transferred to future periods.**

10- Account Balances with Shareholders and Related Parties:

	Receivables		Payables	
	Trade	Non-trade	Trade	Non-trade
1) Shareholders	1,537	7,514,995*	512,303	
2) Subsidiaries	102,788,628	4,121,673**	2,443	
3) Participations	39,258		18,518	
4) Other Group Companies	451,860	7,583,877*	3,167,159***	
TOTAL:	103,281,283	19,220,545	3,700,423	

(*) The interest rate that are yielded for the related receivables included in the non-trade receivable account of the company will be fixed over the current market rates.

(**) The credit that was transferred to Efes Pazarlama with the same conditions from the affiliated partnerships of the credit with a term of five (5) years used by the financing company named J.P. Morgan Securities Inc. on 20.10.1997, is also included in the non-commercial credit account of the company in the affiliated partnerships of the company. The portion corresponding to 8,000,000 USA Dollars of the credit that was transferred to Efes Pazarlama is totally paid on 30.09.2002, the remaining 2,000,000 USA Dollars is included in the short-term portion and there is no a long-term portion of this credit. The interest rate applied for the credit under consideration is 9.35%, which is the rate the credit organizations apply to the company.

Currency in million TL unless otherwise stated

(***) Intermediary (passive) export payables are included in the trade payables to other group companies.

11- Evaluation, Compilation and Depreciation Policies for Inventories and Other Balance Sheet Items; Changes in These and Other Accounting Policies and Their Monetary Effects; Developments that may Affect Going Concern and Periodicity Assumptions:

The physical stock counts are made at year ends. The inventories are carried at the lower acquisition cost and net realizable value. The costing system used is the process costing system, and the inventory costing method is the moving average for all inventory items.

As of September 30,2002 the revaluation percentage applied is 42.47%.

Tangible fixed assets, excluding buildings, which are depreciated at the revaluation cost, are depreciated using the straight-line method. Economic useful life of fixed assets is as follows:

Building	: 25-50 years
Land Improvement	: 20-25 years
Machinery & Equipment	: 5 years
Motor Vehicles	: 5 years
Furniture & Fixture	: 5 years

12- Information pertaining to matters that are formed after the date of the balance sheet indicated in the Annex No. 1 of the Notice and that require explanation: **The ceiling amount of the severance pay has been increased to 1,260.15 TL for each year as of October 1, 2002.**

13- Information pertaining to the loss affiliated to the condition indicated in the Annex 2 of the Notice and profit affiliated with all kinds of conditions (the nature of the legal disputes that may incur a debt for the company and that may affect the result of the period are indicated in this section):

a) Investment encouragement certificates obtained from the Under secretariat of National Treasury are present. The Company has the allowance indicated below according to these documents:

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Currency in million TL unless otherwise stated

September 30, 02

Beginning/ Ending	No.	Investment Reduction Rate (%)	Customs Exemption Rate (%)	Investment Expenses Total	Actual Expenses Total
a) 24.01.2001 24.01.2004	65696	40	100	3,759,704	1,027,825
b) 22.03.2001 31.12.2003	65861	40	-	3,132,124	1,165,092
c) 12.04.2000 31.12.2002	62518	100	100	4,573,026	4,199,172
d) 31.10.2000 30.06.2002	65177	100	100	2,584,766	2,584,766
e) 06.07.2000 05.07.2002	63800	100	-	5,675,080	306,136
f) 19.06.2000 31.12.2001	63696	100	-	202.761	192,062
g) 10.11.2000 10.11.2002	64981	100	100	2,479,083	634,257
h) 06.08.2001 31.12.2003	66608	60	100	1,456,660	127,751
k) 15.12.1997 31.12.2002	53801/A	100	100	15,698,339	260,479
l) 05.04.2002 05.04.2005	67787	60	100	2,025,184	114,332

b) In relation with the intermediary exports realized in 1998, Ege Biracılık and Güney Biracılık that Anadolu Efes Biracılık A.Ş has merged in 2000, there are ongoing Value Added Tax inspections and foreign exchange legislation. In accordance with the prudence principle, a reserve for potential liability within this scope as 18,580,378 TL (Note 22) has been provided and reflected the related amount in account "Allowance for Other Liabilities and Expenses-Current" in balance sheet dated September 30, 2002 and the reserve amounting 10,364,595TL in "Other Extraordinary Expenses and Losses" account in September 30, 2002 statement of income. For the VAT inspections in question, a mortgage amounting to 11.144.177TL has been submitted as a guarantee.

14- Changes in accounting estimates that have a material effect on gross profit percentages and their monetary effects: **None**.

15- Total mortgage and other collaterals on the assets: **11,144,177TL**

16- Insurance cover on the assets: **Assets are insured for 624,232,479TL**

17- Total amount of mortgages and other collaterals received for receivables: **6,021,399TL**

18- Total amount of commitments that are not included in the liabilities: **3,670,716TL**

Currency in million TL unless otherwise stated

19- Amounts related with the blocked deposit in the banks: **27 TL**

20- Information on market value of long-term financial assets that are carried at cost in balance sheet and cost value of long-term financial assets that are carried at market value: **The information pertaining to the stock exchange market values of the participation that are included in the financial fixed assets as of 30.09.2002 but that are stock exchange market values, are indicated below:**

September 30, 2002

Participation Name	Book Value	Number of Shares	Weighted Avg. Market Price/Share (in Full TL)	Total Market Value of Owned Shares
Alternatifbank A.Ş.	16,078,710	14,907,450,000	435	6,484,741
Efes Sınai Yatırım Holding A.Ş.	15,639,233	13,849,752,707	1,717	23,780,025
TOTAL	**31,717,943**			**30,264,766**

21- The total of the marketable securities issued by shareholders, participations and related parties of the Company that are included in the marketable securities and non-currents marketable securities accounts: **There is (A) Type Anatolia Group Private Found participation documents with 100,000 (total) nominal value, corresponding to 256,140 TL in the securities group, which are company participation issued by Alternatifbank A.Ş.**

22- Names and amounts of items exceeding 20% of the group total it is included in from the account items with the "other" phrase in the financial table or the items exceeding 5% of the active total of the balance sheet:

a) Reserves for Liabilities or Expenses:

Interest expense accruals	4,804,889
Reserve for Tax and claim interest (*)	18,580,378
Water and electricity expense accruals	433,521
Reserve for other charges	1,570,450
Other Accrued Expenses	16,448
TOTAL	25,405,686

b) Other Long-term Liabilities:

Deferred VAT	9,104,701
Other	19,668

Currency in million TL unless otherwise stated

TOTAL	9,124,369
c) Short-term receivables:	
Credit given to Efes Invest Holland B.V.	7,583,877
Other	238,201
TOTAL	7,822,078

(*) As explained in disclosure 13 (b).

23- Receivables from and payables to personnel that exceed 1% of the total assets in balance sheet and included in "Other Receivables" and "Other Short-Term or Long-Term Liabilities" captions: **None**

24- Allowances for doubtful receivables that are provided for receivables from shareholders, participations and subsidiaries: **None**

25- Allowances for doubtful receivables that are due or not due (these amounts are indicated as separate totals):

As of September 30, 2002 the amount of the allowances for doubtful receivables that are due are 615,387TL. 446,501TL of this allowance consists of valuation of doubtful receivables carried forward from the prior years, amounting to 270,825USD as of September 30, 2002. The remaining 168,886TL is comprised of the allowance for the receivables due to export sales in prior years. There is no doubtful allowance allotted for the receivables that has not fallen due.

26- Breakdown of the subsidiaries and participations with an indirect capital and management relationship with the Company, names and shareholding percentages and carrying amounts of these companies included in long-term financial assets account, their net income and loss in the recent financial statements, period of the financial statements, whether financial statements are prepared / not prepared under CMB Standards, audit status of financial statements, result of audit report:

a) Breakdown of the participation and affiliated partnerships that have an indirect capital and management relation with the company as of September 30, 2002 are as indicated below:

Anadolu Efes Technical Management Consultancy N.V.

Astana CC Bottlers C.J.S.C.

Baku Coca-Cola Bottlers Ltd.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Currency in million TL unless otherwise stated

Beverages Tajikistan Ltd.

CC Kuban Bottlers A.O.

Coca-Cola Almaty Bottlers Limited Liability Partnership

Coca-Cola Bishkek Bottlers C.J.S.C.

Coca-Cola Shymkent Distribution C.J.S.C.

Efes Holland Technical Management Concultancy B.V.

Efes Invest Holland B.V.

Efes Karaganda

Efes Romania Industrie Si Comert S.A.

Efes Ukraine Brewery

Euro-Assian Brauerein Holding GMBH

Efes Sınai İstanbul Tuzla -Free Trade Zone

O. A. O Knyaz Rurik Moscow Maltery

Tonus Joint Stock Company

Turkmenistan Coca-Cola Bottlers Ltd.

Moscow-Efes Brewery

Z.A.O Maltery Mutena

b) Affiliated partnerships, participation and other financial fixed assets:

The nominal capital share, acquisition cost, participation percentage and financial table information of the affiliated partnerships, participation and other financial fixed assets of the Company as of September 30,2002 are as indicated below:

	Carrying Amount	Shareholding Percentage%	Income/Loss Before Tax	Net Income /Loss	Date of Financial Statement	Conformity of Financial Statements to CMB Standards	Audit Status of Financial Statements
1. Subsidiaries:							
Efes Sınai Yatırım Holding A.Ş.	15,639,233	51.87	-218,282	-218,282	30.06.2002	Prepared	Audited
Efes Pazarlama ve Dağıtım Tic. A.Ş.	53,323,089	99.99	(10,013,433)	(10,013,433)	31.12.2001	Not Prepared	Not audited
Efes Breweries International BV	55,705,582	86.96	5,761,000USD	10,966,000USD	31.12.2001	Not Prepared	Audited(*)
Cypex Co. Ltd. (Cypex)	328.000	90.00	52,659	31,113	31.12.2001	Not Prepared	Audited
Tarbes A.Ş.	1,140,965	99.75	-134,256	-134,256	31.12.2001	Not prepared	Not audited
	126,137,369						

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Currency in million TL unless otherwise stated

2. Participation							
Coca Cola İçecek Üretim A.Ş.	21,752,763	33.33	694,737	464,855	31.12.2001	Not Prepared	Not Audited
Coca Cola Satış ve Dağıtım A.Ş.	4,402,453	33.31	234,368	6,282	31.12.2002	Not Prepared	Not Audited
	26,155,216						
3. Other Financial Fixed Assets							
Alternatifbank A.Ş.	16,078,710	9.32	-22,430,00	50,089,00	30.06.2002	Prepared	Audited
Teknopark A.Ş.	12,000	6.00	3,657	2,358	31.12.2001	Not Prepared	Audited
Interbrew Efes Brewery SA	381	0.01	3,576,000	8,812,000	31.12.2001	Not Prepared	Audited(*)
Tur-kecom Teknoloji Hizmetleri A.Ş.	340,938	8.46	(2,177,365)	(2,177,365)	31.12.2001	Not Prepared	Not Audited
	16,432,029						
	168,724,614						

(*) Was subject to limited review in accordance with the International Accounting Standards.

27- The amounts of the free shares obtained from the capital increases executed from the internal sources in the Participations and Subsidiaries in the January 1- September 30, 2002 period are as indicated below:

Efes Pazarlama ve Dağıtım Ticaret A.Ş.	14,935,805
Cypex Co. Ltd.	180,142
TOTAL	15,115,947

28- Real Rights on the Tangible Assets: **None**

29- Revaluation Increases on Fixed Assets:

Year	Revaluation
1999	4.933.903
2000	17.588.039
2001	26.341.333

30- The Foreign Currency Denominated Assets and Liabilities with Exchange Rate Exposure and their Translation rates:

	Foreign Currency		TL Equivalent
Assets			
a) Banks	USD	5.413.708	8.919.160
	EUR	1.074.038	1.730.034

Currency in million TL unless otherwise stated

			10.649.194
b) Customers	USD	3.129.473	5.159.246
	GBP	18.290	46.901
	EUR	1.234.413	1.989.755
			7.195.902
c) Due from Shareholders	USD	4.540.000	7.484.957
d) Receivables from Subsidiaries	USD	2.500.000	4.121.673
e) Other Receivables	USD	4.600.00	7.583.877
Liabilities:			
a) Short-term bank borrowings	USD	5.000.000	8.283.105
b) Current Portion & Interest of Long-term Bank Borrowings	USD	84.500.000	139.984.475
	EUR	6.000.000	9.718.068
			149.702.543
c) Suppliers	USD	25.924	42.946
	EUR	39.025	63.207
	GBP	1.346	3.252
			109.405
d) Long-term Bank Borrowings	USD	15.270.825	25.297.969
e) Other accrued Expenses & Liabilities	USD	2.557.343	4.236.544
	EUR	350.900	568.345
			4.804.889

(*) As of September 30, 2002, the Company has receivables of 271,115 USD. According to Exchange Regulations, the export amounts which are not collected in time are collected in Supported Price Stabilization Fund, these are evaluated by the exchange rates at the end of the determined terms for related countries and amounted as 114,536TL. The above-mentioned amounts are not included in the above standing table.

31- The amount of obligations such as guarantees, commitments, collaterals, and advances given on behalf of the Shareholders, participations and subsidiaries: **See footnote of the balance sheet No. 18 for the explanation of guarantees,**

Currency in million TL unless otherwise stated

commitments, collaterals, and advances given on behalf of the Shareholders, participations and subsidiaries as of September 30, 2002.

32 -Average number of personnel by categories during the period:

Salaried	**392**
Waged	**763**
Total	**1,155**

33 - Other Issues that Have a Significant Effect on the Financial Statements or Are Required for Clarity, Interpretation and Understanding of the Financial Statements:

(a) As of September 30, 2002 "Revaluation Surplus from Non-current Assets" and "Surplus from Non-current Financial Assets" accounts in Shareholders' Equity include 79,297,941 TL and 7,367,995 TL respectively, that are barred to be added to share capital according to tax legislation.

(b) As of September 30, 2002, the revenue from "Intermediary export" amounting to 4,184,734 TL is included in net sales of the income statement. Related with these exports, the amount of 4,184,734TL is included in the cost of sales.

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Currency in million TL unless otherwise stated

INCOME TABLE FOOTNOTES:

1- All depreciation and amortisation expenses for the current period:	**19,969,474**
a) Depreciation expenses :	19,908,629
aa) Normal depreciation expense :	11,470,939
ab) Depreciation expense resulting from revaluation increment:	8,437,690
b) Amortisation expenses :	60,845

2- Discount and provision expenses for the current period:

Provision for retirement pay	**1,651,665**
Provision for tax and interest charges	**10,364,595**
Interest expense accruals	**4,804,889**
Provision for expense accruals	**433, 521**
Provision for premiums	**1,570,450**
Current period discount expenses	**205,940**
Other	**16,448**
TOTAL	**19,047,508**

3- All Financial Expenses of the current period:	**38,249,964**
a) Production Costs:	
b) Fixed Assets Costs:	
c) Directly Expenses:	**38,249,964**

4 - Financial Expenses Charged by Shareholders, Subsidiaries and Participations: (Amounts exceeding %20 of the total amount will be shown separately): **None**

5- Sales and purchases made with shareholders, subsidiaries and participations (Amounts exceeding %20 of the total amount will be shown separately):

a) Sales:

Subsidiaries

Efes Pazarlama ve Dağıtım Tic. A.Ş.	334,229,145
Tarbes Tarım Ürünleri Besicilik San.A.Ş.	1,015
	334,230,160

b) Purchase of Raw Material, Material and Services (Production Costs and Operating expenses)

Currency in million TL unless otherwise stated

Shareholders	
Anadolu Endüstri Holding	4,197,014
Subsidiaries	
Tarbes Tarım Ürünleri Besicilik San.A.Ş	3,578,841
Efes Pazarlama ve Dağıtım Tic. A.Ş.	385,689
	3,964,530

Other Group Companies

Oyex	1,950,660
Anadolu Honda	299
Efes Tur	81,076
Honda Anadolu Motorsiklet Üretim ve Pazarlama A.Ş. (*)	217,330
AEH Münih	2,941,699
Anadolu Isuzu Otomotiv Sanayi ve Ticaret A.Ş. (Anadolu Isuzu) (*)	88,581
Anadolu Motor Üretim ve Pazarlama A.Ş. (Anadolu Motor) (*)	1,141,873
Çelik Motor (*)	26,350
	6,447,868

(*) Operations with those companies are in terms of indirect (passive) exports.

6- Interest, rent and Other received from or paid to shareholders, participations and related parties (Amounts exceeding %20 of the total amount will be shown separately) as of September 30, 2002 are as follows:

a) Rent Income (Included in Income and gain from other operations):

Efes Pazarlama ve Dağıtım Tic.A.Ş.	299,783
Alternatifbank A.Ş.	36,000
Anadolu Endüstri Holding A.Ş.	4,360
Tarbes A.Ş.	3,174
TOTAL	343,317

Currency in million TL unless otherwise stated

b) Foreign Currency Gains, Interest and Other Income (included in income and gain from other operations):

Anadolu Endüstri Holding A.Ş.	3,432,805
Alternatifbank A.Ş.(*)	4,470,293
Anadolu Isuzu	195,912
Efes Sınai	269,863
Efes Invest Holland BV	2,087,127
Other	499,673
TOTAL	10,955,673

c) Dividends from Participations

Efes Pazarlama ve Dağıtım Tic. A.Ş.	14,589,609
Cypex Co. Ltd.	27,672
-TOTAL	14,671,281

d) Rent Expenses

Efes Pazarlama ve Dağıtım Tic. A.Ş.	13,221
Çelik Motor	122,850
Other	1,180
TOTAL	137,251

e) Foreign Currency Loss, Interest and Other Expenses

Anadolu Endüstri Holding A.Ş.	1,402,607
Alternatifbank A.Ş. (**)	1,102,277
Anadolu Isuzu	32,633
Other	869,440
TOTAL	3,406,957

(*) Time deposit income includes the valuation of foreign currency accounts and reverse repurchase agreement income.

(**) It is the expense for valuation of foreign currency accounts.

Currency in million TL unless otherwise stated

7- Total salaries and benefits provided to board of directors, general manager, deputy general manager and other members of top management is: **690,410TL**

8- Depreciation Methods and the Effect of Changes in Depreciation Methods as Increase (+) or Decrease (-) in Current Year Depreciation Expense: **None**

9 - Inventory costing systems (like process costing or order costing) and methods (like monthly weighted average, FIFO, monthly moving average): **The costing is made using the process costing system, and the inventory costing method is weighted average for all inventory items**

10- Reasons for not performing full or partial physical inventory count, if any: **As of September 30, 2002 no physical inventory count is performed.**

11- Separate totals of sales of scrap, by products and service sales included in domestic and export sales that exceed %20 of gross sales:

As of September 30, 2002 %97 of the gross sales comprises of beer sales (346,752,219TL).

12 - Sales incentives and subventions of the company, if any: None

13 - Explanatory note about prior period gains /income and losses / expenses:

As of September 30, 2002 the prior period gains/income and losses/expenses are 1,511TL and 2,199TL

14 - Earning per ordinary and privileged shares: As of September 30, 2002, earning per each share with nominal value of TL1.000 is 575.33TL (Dividends per share57,5%)

15 - The production quantities of the Company during the period ended September 30, 2002 are as follows:

Beer (liter)	**500,857,555**
Malt (ton)	**67,310**

16 - The sales quantities of the Company during the period ended September 30, 2002 are as follows:

Beer (liter)	**498,640,720**
Malt (ton)	**1,959**

17- Details of the accounts included in the income statement that exceeds 20% of their account groups:

i) Other Reductions

Additional Tax	25,435,713

Currency in million TL unless otherwise stated

Civil Defense Fund	18,440,813
Education Sports and Health Services Tax	30,601,962
Pasture Fund	4,630,275
Corporation Share	769,517
Special Consumption Tax (Excise Tax)	31,881,447
TOTAL	111,759,727

ii) Other operating income and gains

Foreign Exchange Loss	8,619,696
State bond and Treasury bond income	9,100
Other	1,725,919
	10,354,715

iii) Other extraordinary income and gains

Insurance Compensations	432,663
Gain from sales of tangible fixed assets	33,277
Other	326
	466,266

iv) Other extraordinary losses and expenses

Loss from sales of tangible fixed assets	59,473
Provision for tax & interest charges	10,364,595
Other	36,746
	10,460,814